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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                             ---------------------
                             HOLOPHANE CORPORATION
                           (Name of Subject Company)

                             NSI ENTERPRISES, INC.
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   (Bidders)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    43645B10
                     (CUSIP Number of Class of Securities)
                             KENYON W. MURPHY, ESQ.
                      VICE PRESIDENT AND ASSOCIATE COUNSEL
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   NSI CENTER
                          1420 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30309-3002
                           TELEPHONE: (404) 853-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                           RUSSELL B. RICHARDS, ESQ.
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30303
                           TELEPHONE: (404) 572-4600
                             ---------------------
     [X] Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:
$94,165

FORM OR REGISTRATION NO.:
Schedule 14D-1

FILING PARTY:
National Service Industries, Inc. and NSI Enterprises, Inc.

DATE FILED:
June 25, 1999
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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on June 25, 1999 and as amended and supplemented on July 9, 1999 (as amended and supplemented, the "Schedule 14D-1) relating to the offer by NSI Enterprises, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of National Service Industries, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common Stock, $.01 par value per share (the "Shares"), of Holophane Corporation, a Delaware corporation (the "Company"), at a price of $38.50 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 of Schedule 14D-1 is hereby amended and supplemented as follows:

     On July 16, 1999, Parent entered into dealer agreements with Goldman, Sachs & Co. ("Goldman Sachs"), J.P. Morgan Securities Inc. ("JP Morgan") and Wachovia Securities, Inc. ("Wachovia"), respectively, pursuant to which each of Goldman Sachs, JP Morgan and Wachovia have agreed to act as dealers for the private placement of commercial paper and other short term indebtedness which Parent intends to issue in connection with the Offer. Such dealer agreements are attached hereto as exhibits (b)(4), (b)(5) and (b)(6), respectively, and are hereby incorporated by reference. On July 16, 1999, Parent also entered into an Issuing and Paying Agent Agreement with The First National Bank of Chicago ("FNBC") pursuant to which FNBC has agreed to act as agent in connection with the issuance and payment of the foregoing commercial paper and short term indebtedness. Such agreement is attached hereto as exhibit (b)(7) and is hereby incorporated by reference. The commercial paper and other short term indebtedness which Parent intends to issue is expected to be unsecured and is expected to have maturities not exceeding 366 days from the date of issuance and bear interest at prevailing market rates.

     Parent previously disclosed that it had received commitment letters from FNBC, Banc One Capital Markets, Inc. and Wachovia Capital Markets, Inc. (the "New Banks"), for a 364-day loan facility pursuant to which the New Banks had agreed to lend to Parent and/or one or more of its affiliates up to $250 million. On July 15, 1999, Parent executed a credit agreement with Wachovia Bank, N.A., FNBL, Banc One Capital Markets, Inc., Wachovia Securities, Inc., Commerzbank AG, New York Branch, ABN Amro, N.V. and the other banks listed therein (the "Lenders").

     The New Facility will expire on July 13, 2000. Borrowings under the New Facility bear interest at one of the following: (i) a base rate (greater of the prime rate or the federal funds rate plus 50 basis points); (ii) a rate based on LIBOR divided by one minus the percentage prescribed by the Board of Governors of the Federal Reserve System for determining the maximum reserve requirement for a member bank of the Federal Reserve System in respect of "Eurocurrency Liabilities;" or (iii) a rate based on a quote delivered by the lending bank at the time of borrowing by Parent or one of its affiliates.

     The foregoing description of the New Facility is qualified in its entirety by reference to the New Facility, a copy of which is attached hereto as exhibits
(b)(8) and is hereby incorporated by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

          (b)(4) Commercial Paper Dealer Agreement, dated as of July 16, 1999, between Parent and Goldman, Sachs & Co.

          (b)(5) Commercial Paper Dealer Agreement, dated as of July 16, 1999, between Parent and J.P. Morgan Securities Inc.

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          (b)(6) Commercial Paper Dealer Agreement, dated as of July 16, 1999, between Parent and Wachovia Securities, Inc.

          (b)(7) Issuing and Paying Agent Agreement, dated as of July 16, 1999, between Parent and The First National Bank of Chicago.

          (b)(8) Credit Agreement, dated as of July 15, 1999, among Parent, Wachovia Bank, N.A., The First National Bank of Chicago, Banc One Capital Markets, Inc., Wachovia Securities, Inc., Commerzbank AG, New York Branch, ABN Amro, N.V. and the other banks listed therein.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          NATIONAL SERVICE INDUSTRIES, INC.

                                          By:     /s/ JAMES S. BALLOUN
                                            ------------------------------------
                                            Name: James S. Balloun
                                            Title: Chairman of the Board,
                                            President and Chief Executive
                                              Officer

                                          NSI ENTERPRISES, INC.

                                          By:     /s/ JAMES S. BALLOUN
                                            ------------------------------------
                                            Name: James S. Balloun
                                            Title: Chairman of the Board,
                                            President and Chief Executive
                                              Officer

Date: July 20, 1999
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                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------        DESCRIPTION
(b)(4)     --  Commercial Paper Dealer Agreement, dated as of July 16,
               1999, between Parent and Goldman, Sachs & Co.
(b)(5)     --  Commercial Paper Dealer Agreement, dated as of July 16,
               1999, between Parent and J.P. Morgan Securities Inc.
(b)(6)     --  Commercial Paper Dealer Agreement, dated as of July 16,
               1999, between Parent and Wachovia Securities, Inc.
(b)(7)     --  Issuing and Paying Agent Agreement, dated as of July 16,
               1999, between Parent and The First National Bank of Chicago.
(b)(8)     --  Credit Agreement, dated as of July 15, 1999, among Parent,
               Wachovia Bank, N.A., The First National Bank of Chicago,
               Banc One Capital Markets, Inc., Wachovia Securities, Inc.,
               Commerzbank AG, New York Branch, ABN Amro, N.V. and the
               other banks listed therein.